EXHIBIT 99(c)
(2) JOINTLY-OWNED NUCLEAR PLANT

    (b) UNITED STATES NUCLEAR REGULATORY COMMISSION (NRC) INSPECTIONS AND OPERATIONS. HL&P removed both generating units at the South Texas Project from service in February 1993 when a problem was encountered with certain of the units' auxiliary feedwater pumps. The units were

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        out of service from February 1993 to February 1994, when Unit No. 1 was returned to service. Unit No. 2 was returned to service in May 1994. In June 1993, the NRC placed the South Texas Project on its "watch list" of plants with weaknesses that warrant increased attention after a review of the South Texas Project operations. In February 1995, the NRC removed the South Texas Project from its "watch list".

        For a discussion concerning litigation by certain current and former employees or contractors of HL&P asserting that their employment was terminated or disrupted in retaliation for their having made safety-related complaints to the NRC, see Note 2(b) of the notes to the financial statements included in the Combined Form 8-K and Note 2(b) to the financial statements included in the Company's and HL&P's Combined Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (Combined Form 10-Q).

        While no prediction can be made at this time as to the ultimate outcome of these matters, the Company and HL&P do not believe that they will have a material adverse effect on the Company's or HL&P's financial condition or results of operations.

(3) RATE REVIEW, FUEL RECONCILIATION AND OTHER PROCEEDINGS

    In February 1994, the Public Utility Commission of Texas (Utility Commission) initiated a proceeding (Docket No. 12065) to determine whether HL&P's existing rates are just and reasonable and to reconcile HL&P's fuel costs from April 1, 1990 to July 31, 1994. The Utility Commission also initiated a separate proceeding (Docket No. 13126) to review issues regarding the prudence of operation of the South Texas Project from the date of commercial operation through the present (a period including the outage at the South Texas Project during 1993 and 1994).

    In February 1995, all major parties to these proceedings signed an agreement resolving the issues with respect to HL&P, including the prudence issues related to operation of the South Texas Project (Proposed Settlement). In July 1995, an Administrative Law Judge (ALJ) recommended that the Utility Commission issue a final order consistent with the Proposed Settlement. A decision is expected by the Utility Commission at a Final Order Meeting scheduled for August 30, 1995.

    Under the Proposed Settlement, HL&P's base rates would be reduced by approximately $62 million per year, effective retroactively to January 1, 1995, and HL&P would be precluded from seeking rate increases for three years, subject to certain conditions. Under the Proposed Settlement, HL&P would amortize its remaining investment ($211 million as of June 30, 1995) in the cancelled Malakoff Electric Generating Station (Malakoff) plant over a period not to exceed
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    seven years. HL&P also would increase its decommissioning expense for the
    South Texas Project by $9 million per year.

    The Proposed Settlement also provides HL&P the option to write down a portion of its investment in the South Texas Project during the five-year period commencing January 1, 1995. The parties to the Proposed Settlement agreed that up to $50 million per year of any write down would be treated as a reasonable and necessary expense during routine reviews of HL&P's earnings and any rate review proceeding initiated against HL&P. In the second quarter of 1995, HL&P recorded a $7 million write down of its investment in the South Texas Project pursuant to this provision of the Proposed Settlement, which amount is included on the Company's Consolidated and HL&P's Statements of Income in depreciation and amortization expense.

    Until the approval of the Proposed Settlement by the Utility Commission, HL&P's existing rates will continue in effect; however, HL&P's financial statements for 1995 reflect the estimated effects of the Proposed Settlement. In the second quarter and first six months of 1995, HL&P's pre-tax earnings were reduced by approximately $39 million and $56 million, respectively, which represent the estimated effects of the Proposed Settlement on revenues and expenses. Included in these reductions are charges of $7 million related to the South Texas Project investment as discussed above and a one-time, pre-tax charge of $9 million incurred in connection with certain mine-related costs which were not previously recorded and are not recoverable under the terms of the Proposed Settlement. (See Note 5 to these financial statements.) Deferred revenues are included on the Company's Consolidated and HL&P's Balance Sheets in other deferred credits subject to refund in the event the Proposed Settlement is approved.

    Under the terms of the Proposed Settlement, HL&P previously agreed that approximately $70 million of fuel expenditures and related interest incurred during the fuel reconciliation period would not be recoverable from ratepayers. This $70 million was recorded in December 1994 as a one-time, pre-tax charge to reconcilable fuel revenues and will be refunded to ratepayers in the event that the Proposed Settlement is approved by the Utility Commission.

    For additional information regarding Docket Nos. 12065 and 13126, see Note 3 to the financial statements included in the Combined Form 10-Q, which note is incorporated herein by reference.

(4) APPEALS OF PRIOR UTILITY COMMISSION RATE ORDERS

    Pursuant to a series of applications filed by HL&P in recent years, the Utility Commission has granted HL&P rate increases to reflect in electric rates HL&P's substantial investment in new plant construction, including the South Texas Project. Although Utility Commission action on those applications has been completed, judicial review of a number of the Utility Commission orders is pending. In the event the courts ultimately reverse actions of the Utility Commission in any of these proceedings, such matters would be remanded to the Utility Commission for action in light of the courts' orders. Because of the number of variables which can affect the ultimate resolution of such matters on remand, the Company and HL&P generally are not in a position at this time to predict the outcome of the matters on appeal or the ultimate effect that adverse action by the courts could have on the Company and HL&P.

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    (b) 1988 RATE CASE. In HL&P's 1988 rate case (Docket No. 8425), the Utility
        Commission granted HL&P a $227 million increase in base revenues, allowed a 12.92 percent return on common equity, authorized a qualified phase-in for Unit No. 1 of the South Texas Project (including

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        approximately 72 percent of HL&P's investment in Unit No. 1 of the South
        Texas Project in rate base) and authorized HL&P to use deferred accounting for Unit No. 2 of the South Texas Project. Rates substantially corresponding to the increase granted were implemented by HL&P in June 1989 and remained in effect until May 1991.

        In August 1994, the Austin Court of Appeals affirmed the Utility Commission's order in Docket No. 8425 on all matters other than the Utility Commission's treatment of tax savings associated with deductions taken for expenses disallowed from cost of service. The court held that the Utility Commission had failed to require that such tax savings be passed on to ratepayers. Both HL&P and other parties sought review by the Texas Supreme Court, which granted discretionary review as to the issue of certain Malakoff plant expenditures treated as "Plant Held for Future Use", and brought the entire case before it for consideration, including the tax issue raised by HL&P. The case has been scheduled for oral argument in September 1995 by the Texas Supreme Court.

        Although no assurance can be given in this matter, the Company believes that if the principles and rationale of the GTE-SW decision discussed in
        Note 4(a) above were applied, the Utility Commission's treatment of the tax issue in Docket No. 8425 should be upheld.